FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 15, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended 2022, 2021 and 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 2022, 2021 and 2020

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
	Notes	2022	2021	2020

Net sales	1	11,762,526	6,521,207	5,146,734
Cost of sales	2	(7,087,739)	(4,611,602)	(4,087,317)
Gross profit		4,674,787	1,909,605	1,059,417
Selling, general and administrative expenses	3	(1,634,575)	(1,206,569)	(1,119,227)
Impairment charge	5	(76,725)	(57,075)	(622,402)
Other operating income	6	104,497	68,245	33,393
Other operating expenses	6	(104,709)	(6,697)	(14,252)
Operating income (loss)		2,963,275	707,509	(663,071)
Finance income	7	80,020	38,048	18,387
Finance cost	7	(45,940)	(23,677)	(27,014)
Other financial results	7	(40,120)	8,295	(56,368)
Income (loss) before equity in earnings of non-consolidated companies and income tax		2,957,235	730,175	(728,066)
Equity in earnings of non-consolidated companies	13	208,702	512,591	108,799
Income (loss) before income tax		3,165,937	1,242,766	(619,267)
Income tax	8	(617,236)	(189,448)	(23,150)
Income (loss) for the year		2,548,701	1,053,318	(642,417)

Attributable to:
Shareholders' equity		2,553,280	1,100,191	(634,418)
Non-controlling interests		(4,579)	(46,873)	(7,999)
		2,548,701	1,053,318	(642,417)
Earnings per share attributable to shareholders' equity during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537

Basic and diluted earnings (losses) per share (U.S. dollars per share)		2.16	0.93	(0.54)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		4.33	1.86	(1.07)

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2022	2021	2020

Income (loss) for the year	2,548,701	1,053,318	(642,417)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(23,710)	(81,953)	31,172
Reclassification of currency translation adjustment reserve (*)	(71,252)	-	-
Change in value of cash flow hedges and instruments at fair value	(5,186)	(1,178)	(9,832)
Income tax relating to components of other comprehensive income	-	(1,511)	2,376
From participation in non-consolidated companies:
- Currency translation adjustment	7,336	(11,085)	(31,977)
- Changes in the fair value of derivatives held as cash flow hedges and others	1,435	13	792
	(91,377)	(95,714)	(7,469)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	13,577	14,648	(4,971)
Income tax on items that will not be reclassified	(2,673)	(5,137)	770
Remeasurements of post-employment benefit obligations of non-consolidated companies	3,588	3,829	634
	14,492	13,340	(3,567)
Other comprehensive (loss) for the year	(76,885)	(82,374)	(11,036)
Total comprehensive income (loss) for the year	2,471,816	970,944	(653,453)

Attributable to:
Shareholders' equity	2,476,373	1,016,434	(643,435)
Non-controlling interests	(4,557)	(45,490)	(10,018)
	2,471,816	970,944	(653,453)

(*) During 2022 as a result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement. For more information see note 35 “Other Information - Agreement to terminate NKKTubes joint venture”.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated STATEMENT OF FINANCIAL POSITION

		At December 31, 2022		At December 31, 2021
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,556,263		5,824,801
Intangible assets, net	11	1,332,508		1,372,176
Right-of-use assets, net	12	111,741		108,738
Investments in non-consolidated companies	13	1,540,646		1,383,774
Other investments NC	19	119,902		320,254
Derivative financial instruments NCA	25	-		7,080
Deferred tax assets	21	208,870		245,547
Receivables, net	14	211,720	9,081,650	205,888	9,468,258
Current assets
Inventories, net	15	3,986,929		2,672,593
Receivables and prepayments, net	16	183,811		96,276
Current tax assets	17	243,136		193,021
Trade receivables, net	18	2,493,940		1,299,072
Derivative financial instruments CA	25	30,805		4,235
Other investments C	19	438,448		397,849
Cash and cash equivalents	19	1,091,527	8,468,596	318,127	4,981,173
Total assets			17,550,246		14,449,431
EQUITY
Shareholders' equity			13,905,709		11,960,578
Non-controlling interests			128,728		145,124
Total equity			14,034,437		12,105,702
LIABILITIES
Non-current liabilities
Borrowings	20	46,433		111,432
Lease liabilities	12	83,616		82,694
Deferred tax liabilities	21	269,069		274,721
Other liabilities	22 (i)	230,142		231,681
Provisions	23	98,126	727,386	83,556	784,084
Current liabilities
Borrowings	20	682,329		219,501
Lease liabilities	12	28,561		34,591
Derivative financial instruments CL	25	7,127		11,328
Current tax liabilities	17	376,240		143,486
Other liabilities	22 (ii)	260,614		203,725
Provisions	24 (ii)	11,185		9,322
Customer advances		242,910		92,436
Trade payables		1,179,457	2,788,423	845,256	1,559,645
Total liabilities			3,515,809		2,343,729
Total equity and liabilities			17,550,246		14,449,431

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 26 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated statement of changes in equity

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total

Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the year	-	-	-	-	-	2,553,280	2,553,280	(4,579)	2,548,701
Currency translation adjustment	-	-	-	(23,632)	-	-	(23,632)	(78)	(23,710)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	10,519	13	10,532	372	10,904
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,914)	-	(4,914)	(272)	(5,186)
From other comprehensive income of non-consolidated companies	-	-	-	7,336	5,023	-	12,359	-	12,359
Other comprehensive (loss) income for the year	-	-	-	(87,548)	10,628	13	(76,907)	22	(76,885)
Total comprehensive income (loss) for the year	-	-	-	(87,548)	10,628	2,553,293	2,476,373	(4,557)	2,471,816
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	(1,407)	(1,407)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(10,432)	(541,674)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 26 (iii) to these Consolidated Financial Statements.

(4) Related to NKKTubes’ cease of operations. For more information see note 35 “Other Relevant Information – Agreement to terminate NKKTubes joint venture”.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total

Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the year	-	-	-	-	-	1,100,191	1,100,191	(46,873)	1,053,318
Currency translation adjustment	-	-	-	(81,674)	-	-	(81,674)	(279)	(81,953)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	9,813	(15)	9,798	(287)	9,511
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,638)	-	(4,638)	1,949	(2,689)
From other comprehensive income of non-consolidated companies	-	-	-	(11,085)	3,842	-	(7,243)	-	(7,243)
Other comprehensive (loss) income for the year	-	-	-	(92,759)	9,017	(15)	(83,757)	1,383	(82,374)
Total comprehensive income (loss) for the year	-	-	-	(92,759)	9,017	1,100,176	1,016,434	(45,490)	970,944
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	-	-	-	10,384	10,384
Dividends paid in cash	-	-	-	-	-	(318,744)	(318,744)	(3,355)	(322,099)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total

Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the year	-	-	-	-	-	(634,418)	(634,418)	(7,999)	(642,417)
Currency translation adjustment	-	-	-	30,849	-	-	30,849	323	31,172
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(4,664)	428	(4,236)	35	(4,201)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,079)	-	(5,079)	(2,377)	(7,456)
From other comprehensive income of non-consolidated companies	-	-	-	(31,977)	1,426	-	(30,551)	-	(30,551)
Other comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	428	(9,017)	(2,019)	(11,036)
Total comprehensive (loss) for the year	-	-	-	(1,128)	(8,317)	(633,990)	(643,435)	(10,018)	(653,453)
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	2	-	2	1,490	1,492
Dividends paid in cash	-	-	-	-	-	(82,637)	(82,637)	(5,301)	(87,938)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2021 and 2020 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	Notes	2022	2021	2020
Cash flows from operating activities
Income (loss) for the year		2,548,701	1,053,318	(642,417)
Adjustments for:
Depreciation and amortization	10, 11 & 12	607,723	594,721	678,806
Impairment charge	5	76,725	57,075	622,402
Income tax accruals less payments	29(ii)	257,651	35,602	(117,214)
Equity in earnings of non-consolidated companies	13	(208,702)	(512,591)	(108,799)
Interest accruals less payments, net	29(iii)	1,480	(11,363)	(538)
Changes in provisions	23 & 24(ii)	16,433	7,381	(13,175)
Reclassification of currency translation adjustment reserve (*)	6 & 35	(71,252)	-	-
Result of sale of subsidiaries	6	-	(6,768)	-
Changes in working capital (**)	29(i)	(2,131,245)	(1,071,464)	1,055,289
Currency translation adjustment and others		69,703	(26,836)	46,029
Net cash provided by operating activities		1,167,217	119,075	1,520,383

Cash flows from investing activities
Capital expenditures	10 & 11	(378,446)	(239,518)	(193,322)
Changes in advance to suppliers of property, plant and equipment		(18,901)	(5,075)	(1,031)
Proceeds from sale of subsidiaries, net of cash	6	-	24,332	-
Acquisition of subsidiaries, net of cash acquired	33	(4,082)	-	(1,025,367)
Investment in companies under cost method		-	(692)	-
Proceeds from disposal of property, plant and equipment and intangible assets		48,458	22,735	14,394
Dividends received from non-consolidated companies	13	66,162	75,929	278
Changes in investments in securities		123,254	390,186	(887,216)
Net cash (used in) provided by investing activities		(163,555)	267,897	(2,092,264)

Cash flows from financing activities
Dividends paid	9	(531,242)	(318,744)	(82,637)
Dividends paid to non-controlling interest in subsidiaries		(10,432)	(3,355)	(5,301)
Changes in non-controlling interests		(1,407)	-	2
Payments of lease liabilities	12	(52,396)	(48,473)	(48,553)
Proceeds from borrowings		1,511,503	843,668	658,156
Repayments of borrowings		(1,094,370)	(1,121,053)	(896,986)
Net cash used in financing activities		(178,344)	(647,957)	(375,319)

Increase (decrease) in cash and cash equivalents		825,318	(260,985)	(947,200)

Movement in cash and cash equivalents
At the beginning of the year		318,067	584,583	1,554,275
Effect of exchange rate changes		(51,952)	(5,531)	(22,492)
Increase (decrease) in cash and cash equivalents		825,318	(260,985)	(947,200)
At December 31,		1,091,433	318,067	584,583

		At December 31,
Cash and cash equivalents		2022	2021	2020
Cash and bank deposits	19	1,091,527	318,127	584,681
Bank overdrafts	20	(94)	(60)	(98)
		1,091,433	318,067	584,583

(*) Related to NKKTubes’ cease of operations. For more information see note 35 “Other Information – Agreement to terminate NKKTubes joint venture”.

(**) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $4.2 million for 2022, $25.6 million for 2021 and $3.8 million for 2020.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Income tax
G	Right-of-use assets and lease liabilities	9	Dividends distribution
H	Impairment of non-financial assets	10	Property, plant and equipment, net
I	Other investments	11	Intangible assets, net
J	Inventories	12	Right-of-use assets, net and lease liabilities
K	Trade and other receivables	13	Investments in non-consolidated companies
L	Cash and cash equivalents	14	Receivables - non current
M	Equity	15	Inventories, net
N	Borrowings	16	Receivables and prepayments, net
O	Current and deferred income tax	17	Current tax assets and liabilities
P	Employee benefits	18	Trade receivables, net
Q	Provisions	19	Cash and cash equivalents and other investments
R	Trade and other payables	20	Borrowings
S	Revenue recognition	21	Deferred tax assets and liabilities
T	Cost of sales and other selling expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Cancellation of title deed in Saudi Steel Pipe Company
A	Financial risk factors	28	Foreign exchange control measures in Argentina
B	Category of financial instruments and classification within the fair value hierarchy	29	Cash flow disclosures
C	Fair value estimation	30	Related party transactions
D	Accounting for derivative financial instruments and hedging activities	31	Principal accountant fees
		32	Principal subsidiaries
		33	Business combinations
		34	Nationalization of Venezuelan subsidiaries
		35	Other relevant information
		36	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations
		37	Climate change
		38	Events after the reporting period

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 15, 2023.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A       Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets (notes II.H), impairment in investments in associates (note II.B); income taxes (note II.O); obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); post-employment and other long-term benefits (note II.P); business combinations (notes II.B); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H); fair value estimation of certain financial instruments (notes III.B, IV.34) and property title ownership restriction (note IV.27). During the year there were no material changes in the significant accounting estimates and judgements.

(1)	Accounting pronouncements applicable as from January 1, 2022

Accounting pronouncements that became effective during 2022 have no material effect on the Company’s financial condition or results of operations.

(2)	New accounting pronouncements not applicable as of December 31, 2022

Certain newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

B       Group accounting

(1)       Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)       Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associates and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost (as defined by IAS 28, “Investments in Associates and Joint Ventures”). The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

a)	Ternium

At December 31, 2022, Tenaris held 11.46% of Ternium S.A. (“Ternium”) common stock. The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”);
▪	Four out of nine members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.àr.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s Board of Directors only pursuant to previous written instructions of the Company.

b)	Usiminas

At December 31, 2022, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 36.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

Confab’s acquisition of the Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Tenaris’s affiliate Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

At December 31, 2022, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

The corporate governance rules reflected in the Usiminas shareholders agreement include, among others, an alternation mechanism for the nomination of each of the Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors of Usiminas, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure (exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group), which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Such separate agreement includes, among others, provisions granting Confab certain rights relating to the T/T Group’s nomination of Usiminas’ officers and directors under the Usiminas shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

c)	Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. The Company, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen and are under the indirect common control of San Faustin. Based on the facts stated above, the Company has determined that it has significant influence over this entity.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. In accordance with GPC’s bylaws, SSPC’s 35% equity interest entitles SSPC to appoint four of the eleven members of the Board of Directors of GPC. In addition, SSPC has the ability to block any shareholder resolution. Based on the facts stated above, the Company has determined that it has significant influence over this entity.

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. For more information see note 13 to these Consolidated Financial Statements.

C       Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

All other business activities and operating segments that are not required to be separately reported, are disclosed in the Other segment, including the production and selling of sucker rods, industrial equipment, coiled tubing, tubes used for plumbing applications, oilfield / hydraulic fracturing services, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (“CODM”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed. This information differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost, mainly on a FIFO basis;
▪	Any currency translation adjustment reclassification, when applicable, for companies that under IFRS had a different functional currency than the U.S. dollar;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

D       Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised), “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

This decision is a result of a significant increase of its Brazilian Subsidiaries’ participation in the OCTG and line pipe international markets, a trend which started in recent years and has been strengthened in 2022, an increased level of integration of the local operations within Tenaris’s international commercial and supply chain system, as well as the fact that the main purchase agreement contracts and the long term sales agreement contracts with major international and local oil companies are both indexed to the U.S. dollar. Local steel prices are also being affected by the U.S. dollar / Brazilian Real fluctuations.

As a result of this change, except for the Italian subsidiaries whose functional currency is the Euro, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate against the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and / or settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)       Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

(3)       Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale following IAS 21.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E       Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (revised), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses of approximately $39 million for 2022, of $45 million for 2020 and did not materially affect depreciation expenses for 2021.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

F       Intangible assets

(1)       Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

(2)       Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2022 and 2021 and resulted in additional amortization expenses of $11.1 million for 2020.

(3)       Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, which are in the range between 3 and 10 years. Amortization charges are mainly classified as Cost of Sales in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2022, 2021 and 2020, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2022, 2021 and 2020.

(4)       Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2022, 2021 and 2020 totaled $50.7 million, $45.3 million and $41.8 million, respectively.

Capitalized costs were not material for the years 2022, 2021 and 2020.

(5)       Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, as well as the more recent acquisitions of SSPC and Ipsco Tubulars Inc. (“IPSCO”).

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful lives which were approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC and 3 years for IPSCO.

In 2022, the Company has reviewed the useful life of SSPC’s customer relationships and decided to reduce it from 5 years to 3 years, consequently a higher amortization charge of approximately $4.1 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2022.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not affect amortization expenses for 2021 and 2020.

As of December 31, 2022 the net book value of SSPC’s customer relationship amounts to $41.5 million, with a residual useful life of 3 years, while IPSCO’s, Maverick’s and Hydril’s customer relationships are fully amortized.

G       Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Payments associated with short-term leases, variable leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

H       Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. In some circumstances where there have not been significant changes to CGU assets and liabilities as well as external and internal events which could materially alter the recoverable amount of the CGU, the most recent detailed calculation of recoverable amount made in a preceding period may be used in the impairment test for that CGU in the current period.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

Value in use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5 to these Consolidated Financial Statements.

I        Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets at fair value through other comprehensive income (“FVOCI”), as the business model objective is achieved by both holding financial assets in order to collect contractual cash flows and selling financial assets. They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets at fair value through profit or loss (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See section III Financial Risk Management.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

J       Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

K       Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

L       Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

M       Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2022, 2021 and 2020 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 26 (iii) to these Consolidated Financial Statements.

N       Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

O       Current and deferred income tax

The income tax expense or credit for the period is the tax payable or recoverable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for post-employment benefits and other long-term employee benefits, fair value adjustments of assets acquired in business combinations and net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

P       Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post-employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit funded plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2022 the outstanding liability for this plan amounts to $43.1 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2022 the outstanding liability for this plan amounts to $10.7 million.

▪	Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded post-retirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2022 the outstanding liability for these plans amounts to $7.1 million.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in debt and equity instruments. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2022 the plan was overfunded and the net assets related to this plan amounted to $10.4 million.

(3)	Other long-term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Until the end of 2017, the units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018, the units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date.

The beneficiaries of the Program are entitled to receive cash amounts based on: (i) the amount of dividend payments made by Tenaris to its shareholders and (ii) the number of units held by each beneficiary to the Program. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long-term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2022 and 2021, the outstanding liability corresponding to the Program amounts to $94.4 million and $84.2 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2022 and 2021, is $123.9 million and $99.6 million, respectively.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q       Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

This note should be read in conjunction with note 26 to these Consolidated Financial Statements.

R        Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to the short-term nature their carrying amounts are considered to be the same as their fair value.

S        Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services primarily related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe Management Services: This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services: Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

The Company also provides hydraulic fracturing and coiled tubing services. The revenue related to these services is included in the Other segment.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered. The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights: the Company recognized the revenue on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Construction contracts revenues are recognized in accordance with the stage of the project completion.

T       Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U       Earnings per share

Earnings per share are calculated by dividing the income attributable to the shareholders’ equity by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

V       Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

▪	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
▪	those to be measured at amortised cost.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

Equity instruments are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the section III, Financial Risk Management.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial risk factors

(i)        Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.05 as of December 31, 2022 and 0.03 as of December 31, 2021. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)       Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 25 to these Consolidated Financial Statements.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2022 and 2021.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2022	2021
Argentine Peso / U.S. dollar	(126,739)	(95,073)
Euro / U.S. dollar	(42,458)	12,462
Saudi Arabian Riyal / U.S. dollar	(74,183)	(77,853)
U.S. dollar / Brazilian Real	(94,856)	(32,738)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2022 and 2021 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.3 million and $1 million as of December 31, 2022 and 2021 respectively.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Euro / U.S. dollar

As of December 31, 2022 consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar and 2021, consisting primarily of U.S. dollar-denominated intercompany liabilities at certain subsidiaries whose functional currency is the Euro. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $0.4 million and $0.1 million as of December 31, 2022 and 2021, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	Saudi Arabian Riyal / U. S. dollar

As of December 31, 2022 and 2021 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the U.S. dollar.

▪	U.S. dollar / Brazilian Real

As of December 31, 2022 and 2021, consisting primarily of U.S. dollar-denominated intercompany liabilities at certain subsidiaries whose functional currency is the Brazilian Real. A change of 1% in the BRL/USD exchange rate would have generated a pre-tax gain / loss of $0.9 million and $0.3 million as of December 31, 2022 and 2021, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Considering the balances held as of December 31, 2022 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $4 million (including a loss / gain of $0.2 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.9 million. For balances held as of December 31, 2021, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $3.1 million (including a loss / gain of $0.5 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $0.2 million.

(iii)       Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2022		2021
	In thousands of U.S. dollars	%	In thousands of U.S. dollars	%
Fixed rate (*)	497,889	68%	187,036	57%
Variable rate	230,873	32%	143,897	43%
Total	728,762		330,933

(*) Out of the $497.9 million fixed rate borrowings, $479 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $5.3 million in 2022 and $5.2 million in 2021.

(iv)       Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2022, 2021 and 2020.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See section II.K.

As of December 31, 2022 and 2021 trade receivables amounted to $2,493.9 million and $1,299.1 million respectively. Trade receivables have guarantees under credit insurance of $231.2 million and $175.8 million, letter of credit and other bank guarantees of $34.7 million and $17.8 million as of December 31, 2022 and 2021 respectively, and other guarantees of $2.2 million as of December 31, 2021.

As of December 31, 2022 and 2021, overdue trade receivables amounted to $544.9 million and $209.6 million, respectively. As of December 31, 2022 and 2021, overdue guaranteed trade receivables amounted to $28.1 million and $10.6 million; and the allowance for doubtful accounts amounted to $45.5 million and $47.1 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)        Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 80% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2022, in comparison with approximately 77% as of December 31, 2021.

(vi)       Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2022, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 9% and 7% of total assets at the end of 2022 and 2021, respectively.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2022 and 2021 Tenaris held $5 million and $6 million in direct exposure to financial instruments issued by European sovereign counterparties respectively.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2022 and 2021, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 87% of total liquid financial assets.

(vii)       Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, and in general hedging for these risks is performed on a limited basis.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2022 and 2021.

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2022		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,091,527	668,668	-	422,859	422,859	-	-
Other investments	438,448	196,152	182,988	59,308	242,296	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	196,152	196,152	-	-	-	-	-
Certificates of deposits	36,167	36,167	-	-	-	-	-
Commercial papers	19,785	19,785	-	-	-	-	-
Other notes	140,200	140,200	-	-	-	-	-
Bonds and other fixed income	211,953	-	182,988	28,965	211,953	-	-
Non-U.S. government securities	108,310	-	79,345	28,965	108,310	-	-
Corporates securities	103,643	-	103,643		103,643	-	-
Mutual Fund	30,343	-	-	30,343	30,343	-	-
Derivative financial instruments	30,805	-	-	30,805	-	30,805	-
Other Investments Non-current	119,902	-	113,574	6,328	113,574	-	6,328
Bonds and other fixed income	113,574	-	113,574	-	113,574	-	-
Other investments	6,328	-	-	6,328	-	-	6,328
Trade receivables	2,493,940	2,493,940	-	-	-	-	-
Receivables C and NC (*)	395,531	105,397	48,659	-	-	-	48,659
Other receivables	154,056	105,397	48,659	-	-	-	48,659
Other receivables (non-financial)	241,475	-	-	-	-	-	-
Total		3,464,157	345,221	519,300	778,729	30,805	54,987
Liabilities
Borrowings C and NC	728,762	728,762	-	-	-	-	-
Trade payables	1,179,457	1,179,457	-	-	-	-	-
Lease Liabilities C and NC	112,177	112,177	-	-	-	-	-
Derivative financial instruments	7,127	-	-	7,127	-	7,127	-
Total		2,020,396	-	7,127	-	7,127	-

(*) Includes balances related to interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2021		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	318,127	212,430	-	105,697	105,697	-	-
Other investments	397,849	239,742	158,107	-	158,107	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	239,742	-	-	-	-	-
Certificates of deposits	94,414	94,414	-	-	-	-	-
Commercial papers	30,062	30,062	-	-	-	-	-
Other notes	115,266	115,266	-	-	-	-	-
Bonds and other fixed income	158,107	-	158,107	-	158,107	-	-
Non-U.S. government securities	10,660	-	10,660	-	10,660	-	-
Corporates securities	147,447	-	147,447	-	147,447	-	-
Derivative financial instruments	11,315	-	-	11,315	-	11,315	-
Other Investments Non-current	320,254	-	312,619	7,635	312,619	-	7,635
Bonds and other fixed income	312,619	-	312,619	-	312,619	-	-
Other investments	7,635	-	-	7,635	-	-	7,635
Trade receivables	1,299,072	1,299,072	-	-	-	-	-
Receivables C and NC (*)	302,164	85,220	48,659	-	-	-	48,659
Other receivables	133,879	85,220	48,659	-	-	-	48,659
Other receivables (non-financial)	168,285	-	-	-	-	-	-
Total		1,836,464	519,385	124,647	576,423	11,315	56,294
Liabilities
Borrowings C and NC	330,933	330,933	-	-	-	-	-
Trade payables	845,256	845,256	-	-	-	-	-
Lease Liabilities C and NC	117,285	117,285	-	-	-	-	-
Derivative financial instruments	11,328	-	-	11,328	-	11,328	-
Total		1,293,474	-	11,328	-	11,328	-

(*) Includes balances related to interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances in this level include net receivables related to the Company interest in the Venezuelan Companies for a total amount of approximately $48.7 million, which reflects the best estimation of the fair value calculated using the probability of occurrence of weighted scenarios applied to the potential transaction value resulting from the awards purchase agreement mentioned in note 34 to these Consolidated Financial Statements.

The following table presents the changes in Level 3 assets:

	Year ended December 31,
	2022	2021
At the beginning of the year	56,294	56,319
(Decrease) / increase	(1,126)	219
Currency translation adjustment and others	(181)	(244)
At the end of the year	54,987	56,294

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.2% and 99.6% of its carrying amount (including interests accrued) in 2022 and 2021 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instruments are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2022 and 2021, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $13.1 million credit and $1.3 million credit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 25 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2022	Tubes	Other	Total
IFRS - Net Sales	11,133	630	11,763

Management view - operating income	2,772	75	2,847
Difference in cost of sales	23	21	44
Differences in depreciation and amortization	2	-	2
Differences in selling, general and administrative expenses	(4)	-	(4)
Differences in other operating income (expenses), net	74	-	74
IFRS - operating income	2,867	96	2,963
Financial income (expense), net			(6)
Income before equity in earnings of non-consolidated companies and income tax			2,957
Equity in earnings of non-consolidated companies			209
Income before income tax			3,166
Capital expenditures	375	3	378
Depreciation and amortization	588	20	608

Year ended December 31, 2021	Tubes	Other	Total
IFRS - Net Sales	5,994	528	6,521

Management view - operating income	178	65	243
Difference in cost of sales	443	30	473
Differences in depreciation and amortization	-	(1)	(1)
Differences in other operating income (expenses), net	(8)	1	(8)
IFRS - operating income	613	95	708
Financial income (expense), net			23
Income before equity in earnings of non-consolidated companies and income tax			731
Equity in earnings of non-consolidated companies			513
Income before income tax			1,243
Capital expenditures	226	14	240
Depreciation and amortization	575	20	595

Year ended December 31, 2020	Tubes	Other	Total
IFRS - Net Sales	4,844	303	5,147

Management view - operating (loss)	(277)	(50)	(327)
Difference in cost of sales	(138)	4	(134)
Differences in depreciation and amortization	1	(1)	-
Differences in selling, general and administrative expenses	(2)	-	(2)
Differences in other operating income (expenses), net	(200)	-	(200)
IFRS - operating (loss)	(616)	(47)	(663)
Financial income (expense), net			(65)
(Loss) before equity in earnings of non-consolidated companies and income tax			(728)
Equity in earnings of non-consolidated companies			109
(Loss) before income tax			(619)
Capital expenditures	189	4	193
Depreciation and amortization	661	18	679

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $77.9 million, $45.6 million and $16.9 million in 2022, 2021 and 2020, respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other minor timing differences.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main difference in Other operating income (expenses), for the year ended December 31, 2022, is attributable to the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view. For the year ended in December 31, 2020, the main difference in Other operating income (expenses) is attributable to the impairment of the goodwill, which residual value in the management view differed from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total
Year ended December 31, 2022
Net sales	6,902,787	2,550,402	1,000,833	1,031,106	277,398	-	11,762,526
Total assets	9,018,386	3,896,403	2,071,624	739,579	283,608	1,540,646	17,550,246
Trade receivables	1,371,717	583,223	202,753	249,637	86,610	-	2,493,940
Property, plant and equipment, net	3,548,844	1,031,423	706,539	189,701	79,756	-	5,556,263
Capital expenditures	118,644	176,448	62,143	2,813	18,398	-	378,446
Depreciation and amortization	348,550	125,324	76,631	37,612	19,606	-	607,723

Year ended December 31, 2021
Net sales	3,360,345	1,311,279	742,463	857,120	250,000	-	6,521,207
Total assets	7,992,946	2,399,448	1,727,573	581,204	364,486	1,383,774	14,449,431
Trade receivables	652,483	234,800	180,515	146,125	85,149	-	1,299,072
Property, plant and equipment, net	3,805,912	984,413	742,461	221,859	70,156	-	5,824,801
Capital expenditures	106,118	63,723	43,344	6,689	19,644	-	239,518
Depreciation and amortization	307,116	125,781	89,667	41,528	30,629	-	594,721

Year ended December 31, 2020
Net sales	2,179,949	776,235	642,793	1,227,532	320,225	-	5,146,734
Total assets	8,071,574	1,868,458	1,461,738	804,559	552,508	957,352	13,716,189
Trade receivables	411,692	115,972	139,427	210,194	90,863	-	968,148
Property, plant and equipment, net	3,971,101	1,050,619	823,057	242,939	105,465	-	6,193,181
Capital expenditures	71,531	63,111	39,691	10,452	8,537	-	193,322
Depreciation and amortization	408,546	106,827	84,518	44,259	34,656	-	678,806

(*) For 2022, 2021 and 2020 includes Investments in non-consolidated companies. See note 13 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (42%), Argentina (13%), Mexico (10%), Canada, Colombia and Italy.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represent approximately 22%, 23% and 24% in 2022, 2021 and 2020 respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

Revenues Tubes	2022	2021	2020
Oil & Gas	9,543	4,895	4,022
Oil & Gas processing plants	738	459	407
Industrial, Power and Others	852	640	415
Total	11,133	5,994	4,844

At December 31, 2022, 2021 and 2020, the Company recognized contract liabilities related to customer advances in the amount of $242.9 million, $92.4 million and $48.7 million, respectively. Each of these amounts are reclassified to revenues during the subsequent years. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

2	Cost of sales

	Year ended December 31,
	2022	2021	2020
Inventories at the beginning of the year	2,672,593	1,636,673	2,265,880
Increase in inventory due to business combinations	-	-	199,589
Decrease in inventory due to sale of subsidiaries	-	(10,662)	-
Plus: Charges of the year
Raw materials, energy, consumables and other	5,772,031	3,841,551	1,545,688
Services and fees	293,490	208,472	154,976
Labor cost (*)	1,160,085	824,071	757,359
Depreciation of property, plant and equipment	465,849	448,843	503,725
Amortization of intangible assets	11,754	7,645	8,121
Depreciation of right-of-use assets	33,244	35,910	40,127
Maintenance expenses	267,294	129,350	107,764
Allowance for obsolescence	24,901	23,296	35,809
Taxes	194,736	40,887	45,162
Other	178,691	98,159	59,790
	8,402,075	5,647,522	3,458,110
Less: Inventories at the end of the year	(3,986,929)	(2,672,593)	(1,636,673)
	7,087,739	4,611,602	4,087,317

(*) For the year ended December 2022, 2021 and 2020, labor cost includes approximately $17.8 million, $12.8 million and $81.3 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

3	Selling, general and administrative expenses

	Year ended December 31,
	2022	2021	2020
Services and fees	148,331	115,303	115,883
Labor cost (*)	518,500	426,414	444,436
Depreciation of property, plant and equipment	21,883	22,924	26,814
Amortization of intangible assets	59,018	63,874	82,355
Depreciation of right-of-use assets	15,975	15,525	17,664
Commissions, freight and other selling expenses	641,812	415,895	310,815
Provisions for contingencies	20,606	24,998	11,957
Allowances for doubtful accounts	(223)	(4,297)	4,644
Taxes	121,410	78,800	63,234
Other	87,263	47,133	41,425
	1,634,575	1,206,569	1,119,227

(*) For the year ended December 2022, 2021 and 2020, labor cost includes approximately $11.2 million, $15.8 million and $61.2 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
	2022	2021	2020
Wages, salaries and social security costs	1,594,200	1,170,562	1,036,211
Severance indemnities	29,070	28,625	142,458
Defined contribution plans	13,256	12,608	12,442
Pension benefits - defined benefit plans	16,320	13,353	11,097
Employee retention and long-term incentive program	25,739	25,337	(413)
	1,678,585	1,250,485	1,201,795

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following table shows the geographical distribution of the employees:

	2022	2021	2020
Argentina	6,444	5,169	4,376
Mexico	5,919	5,474	4,501
USA	3,509	2,684	1,596
Italy	2,136	2,011	2,039
Romania	1,847	1,725	1,552
Brazil	1,460	1,817	1,360
Colombia	1,183	1,009	746
Canada	944	758	561
Indonesia	495	506	521
Japan	11	379	399
Other	1,344	1,244	1,377
	25,292	22,776	19,028

5	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

The Company conducts regular assessments of the carrying values of its assets. The recoverable value is based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs. In December 2022, the Company conducted impairment tests, and also reviewed and impaired the values of certain idle assets in its subsidiaries.

For purposes of assessing key assumptions, to estimate discounted future cash flows, the Company uses external sources of information and management judgment based on past experience and expectations. Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined. In 2022, the main discount rates used were in a range between 13.4% and 20.2%.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term evolution of the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2022, a nominal growth rate of 2% was considered.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

In December 2022, in the presence of impairment indicators, the Company conducted impairment tests and reviewed the values of certain idle assets in its subsidiaries. The aforementioned analysis resulted in impairment charges of $76.7 million, allocated in $63.1 million to the Tubes segment and $13.6 million to the Other segment.

In December, 2021, as a result of the expected termination of the NKKTubes joint venture, which represented an impairment indicator for its assets, an impairment test was conducted, resulting in a charge of $57 million that totally reduced the carrying amounts of property, plant and equipment and intangible assets. The total amount was allocated to the Tubes segment. Remaining carrying amounts after the recognition of impairment charges amounted to $53 million mainly related to working capital.

For the year 2020 a charge of approximately $622 million, impacting the carrying value of goodwill of the CGUs OCTG-USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of property, plant and equipment of the CGU Rods-USA for $36 million was recorded. Out of the total amount, $582 million were allocated to the Tubes segment.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

6	Other operating income and expenses

	Year ended December 31,
	2022	2021	2020
Other operating income
Net income from other sales	28,161	10,694	9,891
Net rents	5,084	5,314	5,501
Reclassification of currency translation adjustment reserve (*)	71,252	-	-
Tax recovery in Brazilian subsidiaries (**)	-	35,568	8,164
Other (***)	-	16,290	9,837
Recovery on allowance for doubtful receivables	-	379	-
	104,497	68,245	33,393
Other operating expenses
Contributions to welfare projects and non-profit organizations	13,668	6,697	12,989
Securities Exchange Commission investigation settlement (****)	78,100	-	-
Allowance for doubtful receivables	346	-	1,263
Other.	12,595	-	-
	104,709	6,697	14,252

(*) During 2022, as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement. For more information see note 35 “Other Relevant Information – Agreement to terminate NKKTubes joint venture”.

(**) On May 13, 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of approximately $53 million tax credit in Brazilian subsidiaries, out of which $36 million were recognized in other operating income and $17 million in financial results (impacting in Finance Income and Finance Cost). In addition the tax charge related to this gain amounted to $12 million.

(***) On November 1, 2021 the Company transferred 100% of the shares of Geneva Structural Tubes LLC (“Geneva”) to MKK USA Inc., a subsidiary of Maruichi Steel Tube Ltd of Japan for an aggregate price of $24.3 million. The gain of this transaction ascended to approximately $6.8 million.

(****) For more information see note 26 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

7	Financial results

	Year ended December 31,
	2022	2021	2020
Interest Income	86,112	38,048	21,625
Net result on changes in FV of financial assets at FVPL	(6,092)	-	-
Impairment result on financial assets at FVTOCI	-	-	(3,238)
Finance income (*)	80,020	38,048	18,387
Finance cost	(45,940)	(23,677)	(27,014)
Net foreign exchange transactions results (**)	15,654	17,287	(74,422)
Foreign exchange derivatives contracts results (***)	(25,666)	(7,966)	19,644
Other (****)	(30,108)	(1,026)	(1,590)
Other financial results	(40,120)	8,295	(56,368)
Net financial results	(6,040)	22,666	(64,995)

(*) Finance Income:

In 2022, 2021 and 2020 includes $33 million, $3.3 million and $6.5 million of interest related to instruments carried at FVPL, respectively.

In 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

In 2021 also includes $18 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6 to these Consolidated Financial Statements.

(**) Net foreign exchange transactions results:

In 2022 mainly includes result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated trade, financial, social, and fiscal payables at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary

In 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated trade, financial, social, and fiscal payables at subsidiaries with functional currency U.S. dollar.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

In 2020 mainly includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by the currency translation adjustment reserve from our Italian subsidiary, together with the negative impact from Brazilian Real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian Real, largely offset by the currency translation adjustment reserve from our Brazilian subsidiaries. Also includes the negative result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade, social, fiscal and financial positions at Mexican subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

In 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and net liabilities in Euro and Japanese yen.

In 2021 includes mainly losses on derivatives covering net liabilities in Euro and Japanese yen, partially offset by gains on derivatives covering net receivables in Brazilian real.

In 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real and Canadian dollar and net payables in Euro.

(****) Other:

In 2022 includes a loss of $29.8 million related to the transfer of Argentine sovereign bonds paid as dividend in kind from an Argentinian subsidiary to its shareholders. For more information see note 28.

8	Income tax

	Year ended December 31,
	2022	2021	2020
Current tax	(589,706)	(215,467)	(121,048)
Deferred tax	(27,530)	26,019	97,898
Tax charge	(617,236)	(189,448)	(23,150)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2022	2021	2020
Income (loss) before income tax	3,165,937	1,242,766	(619,267)
Less impairment charges (non-deductible)	-	57,075	622,402
Income before income tax without impairment charges	3,165,937	1,299,841	3,135

Tax calculated at the tax rate in each country	(705,727)	(209,765)	21,052
Effect of currency translation on tax base	(187,186)	(76,043)	(72,936)
Changes in the tax rates	(3,422)	(29,881)	(958)
Utilization of previously unrecognized tax losses	29,560	966	98
Tax revaluation, withholding tax and others	249,539	125,275	29,594
Tax charges	(617,236)	(189,448)	(23,150)

Effect of currency translation on tax base, Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Changes in the tax rates includes mainly the effect of the increase in the corporate income tax rate in Argentina from 25% to 35% for fiscal years starting January 1, 2021.

Tax revaluation, withholding tax and others, includes a net tax income of $250 million, $113 million and $61 million for 2022, 2021 and 2020 respectively related to the tax revaluation regimes in Argentina and Mexico. It also includes a charge of $21 million, $23 million and $10 million for 2022, 2021 and 2020 respectively related to withholding taxes for intra-group international operations.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

9	Dividends distribution

On November 3, 2022, the Company’s Board of Directors approved the payment of an interim dividend of $0.17 per share ($0.34 per ADS), or approximately $201 million, paid on November 23, 2022, with an ex-dividend date of November 21, 2022.

On May 3, 2022, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS). The amount approved included the interim dividend previously paid in November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021, for an amount of approximately $165 million. In the aggregate, the interim dividend paid in November 2020 and the balance paid in May 2021 amounted to approximately $248 million.

10	Property, plant and equipment, net

Year ended December 31, 2022	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	830,104	13,064,541	420,930	147,429	59,522	14,522,526
Currency translation adjustment	(1,601)	(71,347)	(1,838)	376	(174)	(74,584)
Increase due to business combinations (*)	-	-	-	187	-	187
Additions	-	2,271	734	334,912	8,150	346,067
Transfers / Reclassifications	9,829	184,915	16,221	(227,153)	-	(16,188)
Disposals / Consumptions	(22,569)	(322,886)	(33,562)	(3,372)	(11,972)	(394,361)
Values at the end of the year	815,763	12,857,494	402,485	252,379	55,526	14,383,647

Depreciation and impairment
Accumulated at the beginning of the year	139,941	8,199,724	353,639	-	4,421	8,697,725
Currency translation adjustment	(289)	(51,283)	(1,756)	-	130	(53,198)
Depreciation charge	13,577	432,648	21,022	-	20,485	487,732
Impairment charge (See note 5)	-	75,722	321	-	-	76,043
Transfers / Reclassifications	(2)	(21,506)	(215)	-	-	(21,723)
Disposals / Consumptions	(955)	(321,334)	(32,485)	-	(4,421)	(359,195)
Accumulated at the end of the year	152,272	8,313,971	340,526	-	20,615	8,827,384
At December 31, 2022	663,491	4,543,523	61,959	252,379	34,911	5,556,263

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 33 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2021	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005
Currency translation adjustment	(5,084)	(138,839)	(5,042)	(365)	(569)	(149,899)
Additions	8	15,238	1,171	192,470	4,830	213,717
Transfers / Reclassifications	2,448	148,037	17,688	(146,752)	-	21,421
Decrease due to sale of subsidiaries (*)	(200)	(4,310)	(62)	-	-	(4,572)
Disposals / Consumptions	(6,652)	(35,130)	(7,582)	(150)	(6,632)	(56,146)
Values at the end of the year	830,104	13,064,541	420,930	147,429	59,522	14,522,526

Depreciation and impairment
Accumulated at the beginning of the year	132,458	7,830,120	342,246	-	-	8,304,824
Currency translation adjustment	(1,292)	(97,236)	(4,621)	-	-	(103,149)
Depreciation charge	9,736	440,316	21,715	-	-	471,767
Impairment charge (See note 5)	-	51,470	780	-	4,421	56,671
Decrease due to sale of subsidiaries (*)	-	(567)	(53)	-	-	(620)
Disposals / Consumptions	(961)	(24,379)	(6,428)	-	-	(31,768)
Accumulated at the end of the year	139,941	8,199,724	353,639	-	4,421	8,697,725
At December 31, 2021	690,163	4,864,817	67,291	147,429	55,101	5,824,801

(*) Related to Geneva sale. See note 6 to these Consolidated Financial Statements.

See note 27 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary SSPC, in which Tenaris holds a 47.79%.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2022 and 2021 of $30.4 million and $32 million, respectively. There were no new interests capitalized during 2022 and 2021.

Government grants recognized as a reduction of property, plant and equipment were immaterial for the years 2022 and 2021.

The carrying amounts of assets pledged as security for current and non-current borrowings were immaterial for the years 2022 and 2021.

11	Intangible assets, net

Year ended December 31, 2022	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	650,155	547,527	2,468,638	2,211,151	5,877,471
Currency translation adjustment	(2,626)	-	1,088	-	(1,538)
Increase due to business combinations (**)	-	4,019	-	-	4,019
Additions	31,427	952	-	-	32,379
Transfers / Reclassifications	(5,535)	-	-	-	(5,535)
Disposals (***)	(58,947)	(1,507)	-	(449,109)	(509,563)
Values at the end of the year	614,474	550,991	2,469,726	1,762,042	5,397,233

Amortization and impairment
Accumulated at the beginning of the year	599,307	391,223	1,383,994	2,130,771	4,505,295
Currency translation adjustment	(2,496)	-	-	-	(2,496)
Amortization charge	23,218	8,701	-	38,853	70,772
Impairment charge (See note 5)	2	-	680	-	682
Disposals (***)	(58,912)	(1,507)	-	(449,109)	(509,528)
Accumulated at the end of the year	561,119	398,417	1,384,674	1,720,515	4,064,725
At December 31, 2022	53,355	152,574	1,085,052	41,527	1,332,508

(*) Includes Proprietary Technology.

(**) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 33 to these Consolidated Financial Statements.

(***) Mainly related to fully depreciated assets following the deconsolidation of a Canadian subsidiary of the Company.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2021	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	637,352	550,500	2,469,962	2,211,151	5,868,965
Currency translation adjustment	(6,466)	(151)	(1,324)	-	(7,941)
Additions	22,830	2,971	-	-	25,801
Transfers / Reclassifications	(2,902)	(4,637)	-	-	(7,539)
Disposals	(659)	(1,156)	-	-	(1,815)
Values at the end of the year	650,155	547,527	2,468,638	2,211,151	5,877,471

Amortization and impairment
Accumulated at the beginning of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
Currency translation adjustment	(6,014)	-	-	-	(6,014)
Amortization charge	28,072	8,701	-	34,746	71,519
Impairment charge (See note 5)	404	-	-	-	404
Disposals	(514)	(9)	-	-	(523)
Accumulated at the end of the year	599,307	391,223	1,383,994	2,130,771	4,505,295
At December 31, 2021	50,848	156,304	1,084,644	80,380	1,372,176

(*) Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2022 was $939.2 million for North America, $111 million for South America, $33 million for Middle East & Africa and $1.9 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2022, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa (Hydril and other)	346	19	365
Siderca (Hydril and other)	265	93	358
Hydril	309	-	309
Other	-	53	53
Total	920	165	1,085

12	Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2022	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	46,082	131,816	20,256	-	198,154
Currency translation adjustment	52	(414)	(417)	-	(779)
Additions	15,872	31,778	7,674	1,182	56,506
Transfers / Reclassifications	(5,166)	(1,317)	6,483	-	-
Disposals	(13,270)	(36,186)	(3,705)	-	(53,161)
At December 31, 2022	43,570	125,677	30,291	1,182	200,720

Depreciation
Accumulated at the beginning of the year	24,005	54,727	10,684	-	89,416
Currency translation adjustment	(9)	(139)	(251)	-	(399)
Depreciation charge	8,965	32,767	7,277	210	49,219
Transfers / Reclassifications	(3,974)	1,431	2,543	-	-
Disposals	(10,054)	(35,992)	(3,211)	-	(49,257)
Accumulated at the end of the year	18,933	52,794	17,042	210	88,979
At December 31, 2022	24,637	72,883	13,249	972	111,741

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2021	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	41,932	273,358	18,615	333,905
Currency translation adjustment	(187)	(592)	(560)	(1,339)
Additions	6,010	10,127	6,189	22,326
Transfers / Reclassifications	-	(274)	277	3
Disposals (*)	(1,673)	(150,803)	(4,265)	(156,741)
At December 31, 2021	46,082	131,816	20,256	198,154

Depreciation
Accumulated at the beginning of the year	15,142	67,993	8,817	91,952
Currency translation adjustment	(37)	(177)	(260)	(474)
Depreciation charge	9,882	35,964	5,589	51,435
Transfers / Reclassifications	-	96	(93)	3
Disposals (*)	(982)	(49,149)	(3,369)	(53,500)
Accumulated at the end of the year	24,005	54,727	10,684	89,416
At December 31, 2021	22,077	77,089	9,572	108,738

(*) Includes net disposals of $96.6 million related to NKKTubes lease agreement re-measurement due to joint venture termination.

Depreciation of right-of-use assets is mainly included in Tubes segment.

Lease liability evolution

	Year ended December 31,
	2022	2021

Opening net book amount	117,285	257,343
Translation differences	(3,922)	(11,350)
Additions	56,459	22,261
Cancellations (*)	(5,207)	(103,329)
Repayments (**)	(55,874)	(50,998)
Interest accrued	3,436	3,358
At December 31,	112,177	117,285

(*) For 2021, includes $95.8 million related to NKKTubes lease agreement re-measurement due to joint venture termination.

(**) For 2022 includes repayments of $52.4 million in capital and $3.5 million of interest, and for 2021 includes repayments of $48.5 million in capital and $2.5 million of interest.

As of December 2022, the amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 25.5%, 47.5% and 27%, respectively.

As of December 2021, the amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years was approximately 29.5%, 33.6% and 36.9%, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in cost of sales and selling, general and administrative expenses) were not material for the years 2022 and 2021.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

13	Investments in non-consolidated companies

	Year ended December 31,
	2022	2021
At the beginning of the year	1,383,774	957,352
Translation differences	7,336	(11,085)
Equity in earnings of non-consolidated companies	242,743	512,591
Impairment loss in non-consolidated companies (*)	(34,041)	-
Dividends and distributions declared (**)	(64,189)	(78,926)
Increase in equity reserves and others	5,023	3,842
At the end of the year	1,540,646	1,383,774

(*) Includes an impairment of $19.1 million related to the investment in Usiminas and $14.9 million related to the joint venture with PAO Severstal (“Severstal”). For more information see note 36.

(**) Related to Ternium and Usiminas. During 2022 and 2021 $66.2 million and $75.9 million respectively were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2022	2021	2022	2021
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,363,607	1,210,206
b) Usiminas (**)	Brazil	3.07%	3.07%	109,534	103,106
c) Techgen	Mexico	22.00%	22.00%	41,506	29,397
d) Global Pipe Company	Saudi Arabia	35.00%	35.00%	23,022	21,523
Others				2,977	19,542
				1,540,646	1,383,774

(*) Including treasury shares.

(**) At December 31, 2022 and 2021 the voting rights were 5.19%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Brazil, Argentina, Colombia, the Southern United States and Central America and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2022, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $30.56 per ADS, giving Tenaris’s ownership stake a market value of approximately $702 million. At December 31, 2022, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,363.6 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2022, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2022	2021
Non-current assets	8,647,510	8,491,363
Current assets	8,844,038	8,606,544
Total assets	17,491,548	17,097,907
Non-current liabilities	1,506,325	1,649,105
Current liabilities	2,216,832	3,213,764
Total liabilities	3,723,157	4,862,869
Total equity	13,768,391	12,235,038
Non-controlling interests	1,922,434	1,700,019

Revenues	16,414,466	16,090,744
Gross profit	3,927,184	6,195,674
Net income for the year attributable to owners of the parent	1,767,516	3,825,068

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2022, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL7.41 ($1.42) and BRL7.16 ($1.37), respectively, giving Tenaris’s ownership stake a market value of approximately $53.6 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $109.5 million.

For the year ended December 31, 2022, the Company conducted an impairment test and - mainly due to the lower expectations of steel demand and market steel prices, together with a worsened global macroeconomic situation that derived in the increase in discount rates - wrote down its investment in Usiminas by $19.1 million. The value-in-use was used to determine the recoverable value. Value-in-use was calculated discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rate used for such test was 13.5% and is based on the respective WACC, which is considered to be a good indicator of capital cost. The main factors that could result in additional impairment charges in future periods would be an increase of the discount rate, or a deterioration of the macroeconomic situation, steel demand and prices. Management has considered and assessed reasonably possible changes in the key assumptions and has not identified any instances that could give rise to an additional material impairment charge over its investment in Usiminas.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2022	2021
Non-current assets	3,764,453	3,491,103
Current assets	3,901,844	3,583,814
Total assets	7,666,297	7,074,917
Non-current liabilities	1,671,249	1,575,321
Current liabilities	1,033,524	1,134,663
Total liabilities	2,704,773	2,709,984
Total equity	4,961,524	4,364,933
Non-controlling interests	523,741	467,551

Revenues	6,296,964	6,269,569
Gross profit	1,110,439	2,101,336
Net income for the year attributable to owners of the parent	319,979	1,687,682

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 megawatts. As of December 31, 2022, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), held 48% and 30% respectively. As of December 31, 2022, the carrying value of Tenaris’s ownership stake in Techgen was approximately $41.5 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of December 31, 2022, Tenaris’s exposure under these agreements amounted to $42.5 million, $0.9 million and $17.2 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2022, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2022, amounted to $10.3 million.

d)	GPC

GPC is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of December 31, 2022, the carrying value of Tenaris’s ownership stake in GPC was approximately $23 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of December 31, 2022, SSPC’s exposure under the guarantees amounted to $84 million.

In December 2022, EEW, a German company that owns another 35% interest in GPC, expressed its intention to sell its entire interest in GPC for a cash amount of $9.9 million and a release of EEW’s corporate guarantees with respect to GPC’s debt. SSPC and another shareholder that owns a 20% interest in GPC exercised their respective rights of first refusal. Each such acquisition is subject to customary conditions, including competition clearance and bank consents. If both acquisitions are consummated, SSPC will acquire a 22.3% additional interest in GPC (thus totaling a 57.3% interest) and will assume a portion of EEW’s corporate guarantees (so that SSPC’s exposure under the guarantees will increase to $137.5 million based on debt amounts as of December 31, 2022).

14	Receivables – non current

	Year ended December 31,
	2022	2021
Employee advances and loans	11,908	8,117
Tax credits (*)	27,333	53,210
Receivables from related parties	67,921	61,841
Legal deposits	9,394	9,041
Advances to suppliers and other advances	28,779	9,878
Receivable Venezuelan subsidiaries	48,659	48,659
Others	17,726	15,142
	211,720	205,888

(*) As of December 31, 2022 and 2021 respectively, included approximately $8 million and $36 million related to PIS and COFINS (Federal Social Contributions on Gross Revenues) tax recovery on Brazilian subsidiaries.

15	Inventories, net

	Year ended December 31,
	2022	2021
Finished goods	1,592,706	1,113,011
Goods in process	936,555	707,665
Raw materials	606,977	358,552
Supplies	542,636	485,815
Goods in transit	530,721	253,324
	4,209,595	2,918,367
Allowance for obsolescence, see note 24 (i)	(222,666)	(245,774)
	3,986,929	2,672,593

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

16	Receivables and prepayments, net

	Year ended December 31,
	2022	2021
Prepaid expenses and other receivables	47,419	38,080
Government entities	18,121	2,363
Employee advances and loans	10,701	5,974
Advances to suppliers and other advances	41,549	17,225
Government tax refunds on exports	8,898	8,419
Receivables from related parties	19,184	5,919
Others	41,418	21,502
	187,290	99,482
Allowance for other doubtful accounts, see note 24 (i)	(3,479)	(3,206)
	183,811	96,276

17	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2022	2021
Income tax assets	24,812	16,394
V.A.T. credits	218,009	176,202
Other prepaid taxes	315	425
	243,136	193,021

	Year ended December 31,
Current tax liabilities	2022	2021
Income tax liabilities	280,469	73,352
V.A.T. liabilities	17,228	12,955
Other taxes	78,543	57,179
	376,240	143,486

18	Trade receivables, net

	Year ended December 31,
	2022	2021
Current accounts	2,479,035	1,313,934
Receivables from related parties	60,400	32,258
	2,539,435	1,346,192
Allowance for doubtful accounts, see note 24 (i)	(45,495)	(47,120)
	2,493,940	1,299,072

The following table sets forth details of the aging of trade receivables:

At December 31, 2022	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days

Guaranteed	265,898	237,784	27,431	683
Not guaranteed	2,273,537	1,756,707	465,423	51,407
Guaranteed and not guaranteed	2,539,435	1,994,491	492,854	52,090
Expected loss rate	0.06%	0.03%	0.18%	0.77%
Allowances for doubtful accounts	(1,657)	(654)	(920)	(83)
Nominative allowances for doubtful accounts	(43,838)	-	(1,541)	(42,297)
Net Value	2,493,940	1,993,837	490,393	9,710

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

At December 31, 2021	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days

Guaranteed	195,848	185,238	9,894	716
Not guaranteed	1,150,344	951,356	148,412	50,576
Guaranteed and not guaranteed	1,346,192	1,136,594	158,306	51,292
Expected loss rate	0.06%	0.04%	0.20%	0.84%
Allowances for doubtful accounts	(833)	(401)	(367)	(65)
Nominative allowances for doubtful accounts	(46,287)	-	(1,391)	(44,896)
Net Value	1,299,072	1,136,193	156,548	6,331

Trade receivables are mainly denominated in U.S. dollars.

19	Cash and cash equivalents and other investments

	Year ended December 31,
	2022	2021
Cash and cash equivalents
Cash at banks	149,424	167,455
Liquidity funds	422,859	105,697
Short-term investments	519,244	44,975
	1,091,527	318,127
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	196,152	239,742
Bonds and other fixed income	211,953	158,107
Fund investments	30,343	-
	438,448	397,849
Other investments - non-current
Bonds and other fixed income	113,574	312,619
Others	6,328	7,635
	119,902	320,254

20	Borrowings

	Year ended December 31,
	2022	2021
Non-current
Bank borrowings	46,433	111,452
Costs of issue of debt	-	(20)
	46,433	111,432
Current
Bank borrowings	682,255	219,566
Bank overdrafts	94	60
Costs of issue of debt	(20)	(125)
	682,329	219,501
Total Borrowings	728,762	330,933

The maturity of borrowings is as follows:

At December 31, 2022	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	682,329	41,933	3,000	1,500	728,762
Total borrowings	682,329	41,933	3,000	1,500	728,762

Interest to be accrued (*)	26,153	821	64	8	27,046
Total	708,482	42,754	3,064	1,508	755,808

(*) Includes the effect of hedge accounting.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

At December 31, 2021	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	219,501	107,438	3,994	-	330,933
Total borrowings	219,501	107,438	3,994	-	330,933

Interest to be accrued (*)	2,465	560	13	-	3,038
Total	221,966	107,998	4,007	-	333,971

(*) Includes the effect of hedge accounting.

Significant borrowings include:

In millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2022	Tamsa	Bilateral	2023	100
2022	Maverick	Bilateral	2023	100
2022	Tubos del Caribe	Bilateral	2023	90
2020	Tamsa	Bilateral	2023	80
2022	Siderca	Bilateral	2023	55

As of December 31, 2022, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2022 and 2021, considering hedge accounting where applicable.

	2022	2021
Total borrowings	9.45%	2.09%

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2022	2021
USD	Variable	20,000	99,587
SAR	Fixed	18,933	11,845
SAR	Variable	7,500	-
Total non-current borrowings		46,433	111,432

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2022	2021
USD	Variable	200,350	17,015
USD	Fixed	206,336	-
EUR	Variable	-	1,273
EUR	Fixed	26,829	1,706
MXN	Fixed	141,802	141,861
ARS	Fixed	74,025	8,947
SAR	Variable	3,023	26,022
SAR	Fixed	29,964	22,677
Total current borrowings		682,329	219,501

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Borrowings evolution

	Year ended December 31, 2022
	Non current	Current
At the beginning of the year	111,432	219,501
Translation differences	(18)	(28,705)
Proceeds and repayments, net	49,948	371,500
Interests accrued less payments	158	4,774
Reclassifications	(115,087)	115,087
Increase due to business combinations (*)	-	138
Overdrafts variation	-	34
At the end of the year	46,433	682,329

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 33 to these Consolidated Financial Statements.

21	Deferred tax assets and liabilities

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	669,830	27,508	104,346	801,684
Translation differences	(64)	15	600	551
Charged to other comprehensive income	-	-	1,719	1,719
Income statement (credit) / charge	(94,099)	16,009	7,877	(70,213)
At December 31, 2022	575,667	43,532	114,542	733,741

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	702,415	15,255	125,793	843,463
Translation differences	(461)	-	(2,059)	(2,520)
Decrease due to sale of subsidiaries (*)	(637)	-	-	(637)
Charged to other comprehensive income	-	-	4,061	4,061
Income statement (credit) / charge	(31,487)	12,253	(23,449)	(42,683)
At December 31, 2021	669,830	27,508	104,346	801,684

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(25,083)	(85,037)	(485,763)	(176,627)	(772,510)
Translation differences	(345)	114	747	(245)	271
Charged to other comprehensive income	-	-	-	954	954
Income statement charge / (credit)	(389)	(95,229)	174,427	18,934	97,743
At December 31, 2022	(25,817)	(180,152)	(310,589)	(156,984)	(673,542)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)
Translation differences	506	606	80	1,195	2,387
Decrease due to sale of subsidiaries (*)	-	93	-	11	104
Charged to other comprehensive income	-	-	-	2,587	2,587
Income statement charge / (credit)	(4,381)	201	(5,694)	26,538	16,664
At December 31, 2021	(25,083)	(85,037)	(485,763)	(176,627)	(772,510)

(*) Related to Geneva sale. See note 6 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available, against which such losses can be utilized in the foreseeable future. This amount includes $300 million related to U.S. subsidiaries mainly due to the recognition of accelerated fiscal depreciations, as well as the amounts related to the acquisition of IPSCO in 2020. The remaining balance mainly corresponds to Tenaris’s Saudi Arabian subsidiaries. These subsidiaries have incurred in fiscal losses in the past one or two years. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 100% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2022, the net unrecognized deferred tax assets amounted to $120.4 million. Unrecognized tax credits with expiration dates in less than 1 year, between 2 and 5 years and more than 5 years or without expiration date are approximately 8%, 4% and 88% respectively.

The estimated recovery analysis of deferred tax assets and settlement of deferred tax liabilities, which takes into consideration management assumptions and estimates, is as follows:

	Year ended December 31,
	2022	2021
Deferred tax assets to be recovered after 12 months	(171,717)	(611,552)
Deferred tax liabilities to be settled after 12 months	688,124	782,128

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2022	2021
Deferred tax assets	(208,870)	(245,547)
Deferred tax liabilities	269,069	274,721
	60,199	29,174

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2022	2021
At the beginning of the year	29,174	49,211
Translation differences	822	(133)
Decrease due to sale of subsidiaries	-	(533)
Charged to other comprehensive income	2,673	6,648
Income statement charge / (credit)	27,530	(26,019)
At the end of the year	60,199	29,174

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2022	2021
Post-employment benefits	108,936	111,904
Other long-term benefits	71,446	71,345
Miscellaneous	49,760	48,432
	230,142	231,681

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Post-employment benefits

	Year ended December 31,
	2022	2021
Unfunded	103,822	103,841
Funded	5,114	8,063
	108,936	111,904

▪	Unfunded

	Year ended December 31,
	2022	2021
Values at the beginning of the year	103,841	115,774
Current service cost	6,810	5,728
Interest cost	7,610	5,997
Curtailments and settlements	(64)	(422)
Remeasurements (*)	(4,228)	3,174
Translation differences	(5,657)	(3,716)
Benefits paid from the plan	(5,111)	(13,539)
Reclassified to current liabilities	(461)	(8,884)
Other	1,082	(271)
At the end of the year	103,822	103,841

(*) For 2022 a gain of $0.1 million is attributable to demographic assumptions and a gain of $4.1 million to financial assumptions.

For 2021 a loss of $0.7 million is attributable to demographic assumptions and a loss of $2.5 million to financial assumptions.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2022	2021
Discount rate	4% - 7%	1% - 7%
Rate of compensation increase	2% - 3%	0% - 3%

As of December 31, 2022, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $5.2 million and $5.9 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $3.2 million and $2.9 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2022	2021
Present value of funded obligations	116,617	159,528
Fair value of plan assets	(126,842)	(160,504)
Asset (*)	(10,225)	(976)

(*) In 2022 and 2021, $14.6 million and $9 million corresponding to plans with surplus balances that were reclassified within other non-current assets, respectively.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2022	2021
At the beginning of the year	159,528	176,309
Translation differences	(6,635)	356
Current service cost	154	222
Interest cost	4,293	4,190
Remeasurements (*)	(30,349)	(7,019)
Benefits paid	(10,374)	(14,530)
At the end of the year	116,617	159,528

(*) For 2022 a gain of $4.8 million is attributable to demographic assumptions and a gain of $25.6 million to financial assumptions.

For 2021 a gain of $0.4 million is attributable to demographic assumptions and a gain of $6.6 million to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2022	2021
At the beginning of the year	(160,504)	(157,335)
Translation differences	6,639	(250)
Return on plan assets	(4,319)	(3,793)
Remeasurements	20,987	(10,817)
Contributions paid to the plan	(435)	(3,338)
Benefits paid from the plan	10,374	14,530
Other	416	499
At the end of the year	(126,842)	(160,504)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2022	2021
Equity instruments	28.8%	49.2%
Debt instruments	67.2%	46.7%
Others	4.0%	4.1%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2022	2021
Discount rate	3% - 5%	2% - 3%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2022, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $10.3 million and $11.9 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $0.7 million and $0.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

There are no expected employer contributions for the year 2023.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Other liabilities – Current

	Year ended December 31,
	2022	2021
Payroll and social security payable	224,630	174,794
Miscellaneous	35,984	28,931
	260,614	203,725

23	Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2022	2021

Values at the beginning of the year	83,556	73,218
Translation differences	357	(2,476)
Additional allowance	11,102	13,896
Reclassifications	2,229	4,014
Used and other movements	882	(5,096)
Values at the end of the year	98,126	83,556

24	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2022	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(47,120)	(3,206)	(245,774)
Translation differences	(12)	68	(405)
(Additional) / reversal allowances	223	(346)	(24,901)
Used	1,414	5	48,414
At December 31, 2022	(45,495)	(3,479)	(222,666)

Year ended December 31, 2021	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(53,676)	(3,917)	(263,635)
Translation differences	111	227	1,877
Decrease due to sale of subsidiaries (*)	2	10	405
(Additional) / reversal allowances	4,297	379	(23,296)
Used	2,146	95	38,875
At December 31, 2021	(47,120)	(3,206)	(245,774)

(*) Related to Geneva sale. See note 6 to these Consolidated Financial Statements.

(ii)	Liabilities

Year ended December 31, 2022	Sales risks	Other claims and contingencies (*)	Total

Values at the beginning of the year	1,468	7,854	9,322
Translation differences	(160)	(97)	(257)
Additional provisions	5,315	4,189	9,504
Reclassifications	-	(2,229)	(2,229)
Used	(3,437)	(1,718)	(5,155)
At December 31, 2022	3,186	7,999	11,185

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2021	Sales risks	Other claims and contingencies (*)	Total

Values at the beginning of the year	1,795	10,484	12,279
Translation differences	(3)	(736)	(739)
Additional provisions	3,506	7,596	11,102
Reclassifications	-	(4,014)	(4,014)
Used	(3,830)	(5,476)	(9,306)
At December 31, 2021	1,468	7,854	9,322

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2022	2021
Derivatives hedging borrowings and investments	6,480	2,472
Other derivatives	24,325	8,843
Contracts with positive fair values	30,805	11,315

Derivatives hedging borrowings and investments	-	(147)
Other derivatives	(7,127)	(11,181)
Contracts with negative fair values	(7,127)	(11,328)
Total	23,678	(13)

Foreign exchange and commodities derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2022 and 2021 were as follows:

Purchase currency	Sell currency	Term	Fair Value		Hedge Accounting Reserve
			2022	2021	2022	2021
MXN	USD	2023	6,571	1,444	(67)	(93)
USD	MXN	2023	-	(838)	-	-
EUR	USD	2023	1,866	(7,670)	(2,786)	(7,430)
USD	EUR	2023	20,783	9,092	23,935	8,258
JPY	USD	2023	-	(269)	-	557
USD	BRL	2023	(2,490)	(1,030)	-	-
USD	KWD	2023	(129)	-	-	-
USD	CAD	2023	404	(246)	-	-
USD	GBP	2023	(11)	(55)	-	-
USD	CNY	2023	(242)	(130)	-	-
BRL	USD	2023	223	(238)	-	-
Others		2023	63	(40)	3	-
Total			27,038	20	21,085	1,292

Purchase Commodity	Term	Fair Value		Hedge Accounting Reserve
		2022	2021	2022	2021
Houston Ship Channel Gas	2023	(814)	(33)	(814)	(33)
LME Scrap	2023	29	-	(3,148)	-
Iron Ore	2023	12	-	(1,274)	-
Electric Energy	2023	(519)	-	(519)	-
TTF Gas	2023	(2,068)	-	(2,207)	-
Total		(3,360)	(33)	(7,963)	(33)

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Following is a summary of the hedge reserve evolution:

(all amounts in thousands of U.S. dollars)

	Equity Reserve Dec-2020	Movements 2021	Equity Reserve Dec-2021	Movements 2022	Equity Reserve Dec-2022
Foreign Exchange & Commodities	(4,771)	6,030	1,259	11,863	13,122
Total Cash flow Hedge	(4,771)	6,030	1,259	11,863	13,122

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2022 will be recycled to the Consolidated Income Statement during 2023. For information on hedge accounting reserve, see section III.D to these Consolidated Financial Statements.

26	Contingencies, commitments and restrictions on the distribution of profits

(i)       Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. Decisions at the Superior Court of Justice are taken by simple majority. A 5-judge panel of the Superior Court of Justice began its process for rendering a decision on the merits of the case. At the panel’s session held on October 4, 2022, the reporting judge of the panel voted in favor of granting CSN’s appeal and ordering the defendants to pay damages to CSN; and on a subsequent session held on December 13, 2022, the president of the panel voted against CSN’s appeal. The voting on the case was adjourned to a future session to be determined by the panel. It is not yet known when the new session will take place or whether all the remaining three judges in the panel will express their votes at that session or seek further adjournments. At this time, the Company cannot predict how each of those three judges will vote on the matter.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪   Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL91.9 million (approximately $17.4 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL78.8 million (approximately $15.10 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Petrobras-related proceedings and claims

The Company is aware that Brazilian, Italian and Swiss authorities investigated whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab.

Upon learning of the investigation, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of December 31, 2022, the aggregate amount of these claims was estimated at BRL284.2 million (or approximately $54.5 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪    Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. On November 11, 2022, the parties filed a joint notice of settlement announcing a settlement in principle of all claims in the action, subject to finalizing the settlement agreements and court approval. The parties’ agreement in principle provides that, in exchange for dismissal of the action and customary releases from class members and with no admission of liability by Tenaris or Mr. Rocca, Tenaris will pay to the class $9.5 million (inclusive of legal fees to lead plaintiff’s counsel). The current deadline for plaintiffs to file a motion for preliminary approval of the class settlement is March 10, 2023.

▪    Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL59.2 million (approximately $11.3 million). At this stage, the Company cannot predict the outcome of this claim.

▪   U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. Global Tubing’s antitrust claim was dismissed by the principal judge in the case on October 7, 2022, and the judge is now expected to decide whether the patents are enforceable against Global Tubing. TCT believes that it has meritorious defenses to this claim. Trial is expected to take place between April and May of 2023. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪   U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. Subsequently, the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia, and final affirmative countervailing duty determinations with respect to imports from Russia and from some Korean exporters. On October 27, 2022, the ITC determined that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2022, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $36.4 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of December 31, 2022, the estimated aggregate contract amount calculated at current prices, is approximately $85.8 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ending December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ending December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH from which it committed to purchase carbon steel for a remaining amount of approximately $30.2 million to use for manufacturing pipes related to the NFXP-QatarGas project.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of December 31, 2022, the remaining amount related to this commitment was $47.7 million.

▪	Certain subsidiaries of the Company entered into a one-year contract, renewable for one additional year, with Ternium USA, Inc., under which they are committed to purchase on a monthly basis specified minimum volumes of steel coils. The contract is effective since March 2022, with deliveries beginning in July 2022 until June 2023. As of December 31, 2022, the aggregate commitment totaled approximately $6.3 million.

▪	Certain subsidiaries of the Company entered into a contract with Usiminas from which they committed to purchase steel coils for a total amount of approximately $183.6 million to use for manufacturing welded pipes for the construction of the Presidente Nestor Kirchner Gas Pipeline (“GPNK”) in Argentina.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase tubular material, including 13 Chrome alloy products following the closure of NKKTubes. For more information see note 35 “Other Information – Agreement to terminate NKKTubes joint venture”.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 13 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 13 (d) and (iii) issued performance guarantees mainly related to long-term commercial contracts with several customers and parent companies for approximately $3.6 billion as of December 31, 2022.

(iii)       Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2022, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

27	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. The proceeding is still ongoing and, at this time, it is not possible to predict the outcome of this matter.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

28	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval. Effective October 17, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms. Effective November 1, 2022, this new regulation replaced previous rules.

▪	Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made, and companies cannot access the official foreign exchange market if they hold cash or investments in excess of $100 thousand. Earlier this year, the Argentine government imposed additional limits to the amount of import payments that could be made by any single company per month or per year; companies that exceed such limits were required to obtain import financing of at least 180 days from the date of nationalization of the goods, except to the extent the goods qualify under a very limited number of exceptions, such as the import of capital goods and certain raw materials. Effective October 17, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system. The exceptions for the import of capital goods and certain raw materials, including many of those used by the Company’s Argentine subsidiaries, still exist under the SIRA system.

▪	Negotiations with the Argentine authorities to raise the foregoing limits and/or expand the list of exceptions to obtain access to foreign currency to pay for import of goods (including raw materials to manufacture goods in Argentina) are ongoing.

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless the loan proceeds are sold in the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020, and such debts carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2023, need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s financial position in Argentine peso as of December 31, 2022, amounted to a net short exposure of approximately $127 million. As of December 31, 2022, the total equity of Argentine subsidiaries represented approximately 10.6% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the year ended on December 31, 2022, amounted approximately to 20% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of December 31, 2022, have been valued at the prevailing official exchange rates.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. If restrictions to access the official foreign exchange market continue to be maintained, or are further tightened, our Argentine subsidiaries could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect their operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect their results of operations).

On August 19, 2022, the Board of Directors of Siderca S.A.I.C., an Argentine subsidiary of the Company, approved the distribution of a dividend in kind of approximately ARS7,394 million paid in Argentine sovereign bonds, which in the Argentine market had a valuation of approximately $54.4 million. Considering that, as a result of the foreign exchange restrictions described above, the value of such bonds in the international market was approximately $24.6 million, the Company recorded a loss of approximately $29.8 million in Other Financial Results.

29	Cash flow disclosures

		Year ended December 31,
		2022	2021	2020
(i)	Changes in working capital (*)
	Inventories	(1,329,865)	(1,085,024)	818,913
	Receivables and prepayments and current tax assets	(155,449)	(79,912)	67,610
	Trade receivables	(1,208,278)	(356,069)	414,826
	Other liabilities	57,389	4,892	(36,000)
	Customer advances	151,066	44,661	(29,253)
	Trade payables	353,892	399,988	(180,807)
		(2,131,245)	(1,071,464)	1,055,289
(ii)	Income tax accruals less payments
	Tax accrued	617,236	189,448	23,150
	Taxes paid	(359,585)	(153,846)	(140,364)
		257,651	35,602	(117,214)
(iii)	Interest accruals less payments, net
	Interest accrued	(34,080)	(14,371)	8,627
	Interest received	68,335	24,567	19,613
	Interest paid	(32,775)	(21,559)	(28,778)
		1,480	(11,363)	(538)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

30	Related party transactions

As of December 31, 2022:

▪	San Faustin owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

		Year ended December 31,
(i)	Transactions	2022	2021	2020
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	100,019	71,879	20,183
	Sales of goods to other related parties	151,884	76,467	18,243
	Sales of services to non-consolidated parties	5,407	4,161	5,829
	Sales of services to other related parties	109,123	49,268	5,049
		366,433	201,775	49,304
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	656,877	294,929	84,485
	Purchases of goods to other related parties	51,040	32,453	12,892
	Purchases of services to non-consolidated parties	13,759	9,763	6,979
	Purchases of services to other related parties	36,767	13,806	18,133
		758,443	350,951	122,489

		At December 31,
(ii)	Period-end balances	2022	2021
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	69,135	66,896
	Receivables from other related parties	78,370	33,122
	Payables to non-consolidated parties	(142,228)	(45,092)
	Payables to other related parties	(13,283)	(2,125)
		(8,006)	52,801
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,650)	(1,936)
	Finance lease liabilities from other related parties	(483)	(624)
		(2,133)	(2,560)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 13 (c and d) and note 26 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2022, 2021 and 2020, the cash compensation of Directors and Senior managers amounted to $35.2 million, $37.7 million and $27.4 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 437, 382 and 522 thousand units for a total amount of $5.1 million, $3.9 million and $5 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 “Employee benefits – Other long-term benefits” to these Consolidated Financial Statements.

31	Principal accountant fees

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

	Year ended December 31,
	2022	2021	2020
Audit fees	3,966	3,804	3,781
Audit-related fees	255	220	134
Tax fees	-	-	102
All other fees	11	5	-
Total	4,232	4,029	4,017

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

32	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2022.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2022	2021	2020
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (a)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company, marketing and distribution of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris holds 51% of NKKTubes.

(b) Tenaris holds 98.4% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited and 60% of Tenaris Baogang Baotou Steel Pipes Ltd, and until 2021 held 49% of Tubular Services Angola Lda.

33	Business combinations

Acquisition of Parques Eólicos de la Buena Ventura S.A.

In connection with the construction of a wind farm in Argentina, in April 2022, Tenaris acquired 100% of the shares of Parques Eólicos de la Buena Ventura S.A. for a price of $4.1 million, which was fully paid. The fair value of the acquired assets and liabilities amounted to $4.1 million, the same value of the consideration paid. Accordingly, no goodwill was recognized.

Had the acquisition occurred on January 1, 2022, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

34	Nationalization of Venezuelan subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2022, post-award interest calculated at the award rate amounted to approximately $144.7 million and, accordingly, the total amount owed by Venezuela under the award as of December 31, 2022 was $317.7 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of December 31, 2022, post-judgement interest calculated at the U.S. judgment rate amounted to approximately $0.9 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of December 31, 2022 was $257.3 million. The U.S. judgment, however, may not be enforced in the United States to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of December 31, 2022, post-award interest calculated at the award rate amounted to approximately $85.1 million and, accordingly, the total amount owed by Venezuela under the award as of December 31, 2022 was $301.4 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021 at the federal statutory post-judgment interest rate. As of December 31, 2022, post-judgement interest calculated at the U.S. judgment rate amounted to approximately $0.2 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of December 31, 2022 was $280.9 million. The U.S. judgment, however, may not be enforced in the United States to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Transfer of the Awards and Judgements

On January 25, 2023, Tenaris and Talta entered into an awards purchase agreement with an unaffiliated purchaser pursuant to which Tenaris and Talta agreed to sell all of their rights, title and interests in the above-referenced claims, awards and judgements, including all post-award or post-judgement interest accruing on the awards and judgements, for a purchase price of $81 million, plus a non-refundable signing payment of $1 million as reimbursement of expenses. The transfer of the awards and judgements is subject to the Office of Foreign Assets Control (“OFAC”) approval, and according to the agreement must be obtained by February 25, 2024. The uncertainty associated with the OFAC approval is factored into the fair value determination of the related receivable. See note III.B.

35	Other relevant information

Agreement to terminate NKKTubes joint venture

Tenaris’s seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”), is operated by NKKTubes, a company owned 51% by Tenaris and 49% by JFE. Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE.

On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. In light of that development, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable. Accordingly, on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes, and on November 2, 2022, entered into a definitive wrap-up agreement. Under these agreements:

a)	NKKTubes’ manufacturing and production operations were closed by June 30, 2022;

b)	the lease agreement of the Keihin steel complex between JFE and NKKTubes was terminated as of September 30, 2022;

c)	all tangible fixed assets owned by NKKTubes and placed in the Keihin steel complex were either purchased by JFE or removed and disposed of;

d)	NKKTubes started its liquidation process on November 30, 2022;

e)	all agreements that allowed the operation of the joint venture will terminate progressively in accordance with NKKTubes’ operational needs until liquidation is accomplished;

f)	all agreements with local Japanese customers and subcontractors were terminated;

g)	the intangible assets belonging to NKKTubes will be allocated between the parties based on agreements still under negotiation; and

h)	all related dissolution and liquidation costs were allocated between the parties.

In July, 2022, Tenaris and JFE entered into an agreement for the provision of tubular material, including 13 Chrome alloy products, thereby ensuring a continued supply of such products to international customers after NKKTubes’ closure.

Management determined that the parties’ decision to terminate the NKKTubes joint venture constituted an impairment indicator, conducted an impairment test, and as of December 2021, recognized a charge of approximately $57 million, impacting NKKTubes’ property, plant and equipment and intangible assets.

During 2022, as result of NKKTubes’ closure, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement for an amount of $71.2 million.

As of December 31, 2022, the net non-controlling interests’ reserve amounts to approximately $13.2 million. This balance will be reclassified through the Company’s results in the period when the final liquidation of NKKTubes occurs.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

Agreement for acquisition of Benteler Steel & Tube Manufacturing Corporation

On July 7, 2022, the Company entered into a definitive agreement to acquire from Benteler North America Corporation, a Benteler Group company, 100% of the shares of Benteler Steel & Tube Manufacturing Corporation, a U.S. producer of seamless steel pipes. The agreement provided that either party could unilaterally terminate the agreement in case that the conditions precedent to closing had not been satisfied by January 3, 2023. On February 5, 2023, Tenaris announced that Benteler North America Corporation had exercised its right to unilaterally terminate, effective immediately, the acquisition agreement and, accordingly, the transaction will not proceed.

36	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations

On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian government retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad.

Tenaris has so far found alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia but may still be faced with supply delays or forced to pay higher prices to secure the raw materials, in particular energy, required for its steelmaking operations. Although it is hard to predict how energy and commodity prices will continue to behave as the conflict unfolds, higher prices and possible shortages of energy and raw materials used in Tenaris’s steelmaking operations would result in higher production costs and potential plant stoppages, affecting its profitability and results of operations.

Tenaris’s sales to Russian customers were not material in the year ended December 31, 2022. All sales to Russian customers and all purchases from Russian suppliers were made in compliance with applicable regulations. There are no significant exposures or credit loss effects related to Russian counterparties, and the conflict has not created any uncertainty on the value of financial instruments. The currently ongoing events have not changed significant judgements taken into consideration when performing impairments tests, nor have they raised going concern risks. In addition, Tenaris is assessing the closure of its representative office in Moscow, which is currently not operative.

In light of the armed conflict and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, in March 2022, Tenaris recorded an impairment in the amount of approximately $14.9 million in connection with its investment in a joint venture in Russia with Severstal. See note 13.

37	Climate change

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets, and adapts its business strategy accordingly.

In February 2021 Tenaris set a medium-term target to reduce its carbon emissions intensity rate by 30% by 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials and steel purchased from third parties. The Company aims to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix and by making investments to increase energy efficiency and the use of renewable energy in its energy requirements. This medium-term target forms part of a broader objective of decarbonizing our operations and reaching carbon neutrality. At the same time, the Company is increasing its sales for low-carbon energy applications, such as hydrogen, geothermal and carbon capture and storage. These sales currently account for a relatively small proportion of overall sales but are expected to grow in the coming years.

In its assessment, Tenaris also considers that the countries in which it operates and its customers are also establishing their own decarbonization strategies and objectives, and that some customers are requesting specific information from their suppliers, including Tenaris, concerning the carbon emissions and Environmental, Social and Governance (“ESG”) practices in their supply chain, and that they may adjust their supply practices in light of that information.

Consolidated Financial Statements For the years ended 2022, 2021 and 2020 - all amounts in thousands of U.S. dollars, unless otherwise stated

The recoverable value assessments performed by the Company for purposes of the preparation of these financial statements reflects management’s views on energy transition and climate change and their potential medium- and long-term impact on Tenaris’s operations and its sales. In addition, the Company carefully monitors the medium- and long-term outlook scenarios published by leading industry experts on how the energy transition could affect global demand for energy and oil and gas and how this could affect the global demand for tubular products and its sales. Furthermore, estimates and assumptions used in the Company’s impairment tests over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and current government regulations on energy transition and climate-related matters, as well as on Tenaris’s current short-term investment plans. As of the date of these financial statements, the Company does not believe that climate-related matters should trigger any material adjustments to the conclusions of its impairment tests.

38	Events after the reporting period

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2023, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2023, the payment of an annual dividend of $0.51 per share ($1.02 per ADS), or approximately $602 million, which includes the interim dividend of $0.17 per share ($0.34 per ADS) or approximately $201 million, paid on November 23, 2022. If the annual dividend is approved by the shareholders, a dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million will be paid on May 24, 2023, with an ex-dividend date of May 22, 2023. These Consolidated Financial Statements do not reflect this dividend payable.

Alicia Móndolo
Chief Financial Officer